FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of September 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on September 11, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the determination of offer price and other terms of secondary offering of shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: October 10, 2006

September 11, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan) International PR (Tel: +81-3-3578-1237)	Makoto Mihara (Japan) Investor Relations (Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)	Akihiro Takei (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Notice Regarding Determination of Offer Price and

Other Terms of Secondary Offering of Shares

Osaka, Japan, September 11, 2006 — Matsushita Electric Industrial Co., Ltd. [NYSE symbol: MC], best known for its Panasonic brand, today announced that it has determined the offer price and other terms in connection with the secondary offering of its shares, which was resolved at a meeting of its Board of Directors held on August 28, 2006.

1. Offer Price:	2,366 yen per share

2. Aggregate Amount of the Offer Price:	96,890,066,000 yen

3. Underwriting Price:	2,299.58 yen per share

4. Aggregate Amount of Underwriting Price:	94,170,100,580 yen

5. Offer Period: From September 12 to September 14, 2006

6. Delivery date: September 21, 2006

(Note)	The underwriters shall underwrite all the shares to be offered at the Underwriting Price and offer them at the Offer Price in a public offering in Japan.

- more -

(Reference)

Determination of Offer Price

• Offer Price Determination date:	September 11, 2006
• Closing Price on Tokyo Stock Exchange, Inc:	2,415 yen
• Applied Discount Rate:	2.03%

The purpose of this press release is to make a general public statement of the sale of shares of common stock of Matsushita Electric Industrial Co., Ltd. outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock may not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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